VIA FACSIMILE AND U.S. MAIL


April 14, 2006

Mr. Bill W. Wheat
Executive Vice President and Chief Financial Officer
D. R. Horton, Inc.
301 Commerce Street, Suite 500
Fort Worth, Texas 76102

	RE:	Form 10-K for Fiscal Year Ended September 30, 2005
      Form 10-Q for Fiscal Quarter Ended December 31, 2005
      File No. 1-14122

Dear Mr. Wheat:

		We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED SEPTEMBER 30, 2005

General

1. Where a comment below requests additional disclosures or other revisions, please show us in your response what the revisions will look like. These revisions should be included in your future filings, including your interim filings, where appropriate.





Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Results of Operations - Homebuilding, page 25

Fiscal Year Ended September 30, 2005 Compared to Fiscal Year Ended September 30, 2004, page 25

2. You indicate that your gross profit improvement is attributable to your ability to increase home prices; your efforts to controls and reduce construction costs; your ongoing re-allocation of capital to more profitable markets and a decrease in the capitalized interest amortized to cost of sales. Please discuss these business reasons for the changes between periods in your total homebuilding gross profit in greater detail. Please also discuss the business reasons for the increase of 28% from 2004 to 2005 in SG&A expenses from homebuilding activities. Where there is more than one business reason for any change discussed in MD&A, please attempt to quantify the incremental impact of each individual business reason discussed.
Please show us what your revised MD&A for 2005 as compared to 2004 will look like. See Item 303(a)(3) of Regulation S-K and Financial
Reporting Codification 501.04.

Results of Operations - Financial Services, page 31

Fiscal Year Ended September 30, 2005 Compared to Fiscal Year Ended September 30, 2004, page 31

3. You indicate that the improvement in general and administrative expense as a percentage of financial services revenue was due primarily to the increase in revenues, which better leveraged your fixed costs and the effective cost control efforts of your financial services operations. Please disclose whether, or not you expect this trend to continue. Please also disclose and discuss in greater detail the underlying business reasons for the "better leveraged our fixed costs" during 2005 as compared to 2004, which resulted in the decrease of 340 basis points in general and administrative expenses as a percentage of financial services revenue.

Capital Resources and Liquidity, page 33

Operating Cash Flow Activities, page 36

4. When you discuss cash flows from operations you list the reasons for the increase in cash used in operations, yet leave no underlying analysis as to whether this development is temporary, or simply expected to continue. You have had net cash used in operations for the past two years, however you indicate that this reflects the growth of the homebuilding and financial services operations. There is no in-depth analysis as to the medium-term and long-term impact and strategic direction of this development. It is unclear whether you expect continued net cash used in operations or whether you expect to generate cash flows from operations in the future. Please disclose and provide more in-depth analysis regarding the significant changes in your cash flows from operations.

Contractual Cash Obligations and Commercial Commitments, page 37

5. Please revise your table of contractual cash obligations to include the following:
* Estimated interest payments on your debt; and
* Estimated payments under your interest rate swap agreements, if applicable.
Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts.

Financial Statements

Note A - Summary of Significant Accounting Policies

Reporting Segments, page 47

6. You indicate that your homebuilding operating regions are your operating segments under SFAS 131. We assume that you are referring to your eight homebuilding regional offices. Please tell us how you determined that each of your 43 separate homebuilding operating divisions, as discussed on page 3, do not constitute operating segments instead and that the eight homebuilding regional offices appropriately represent your operating segments. Refer to paragraphs
10 to 15 of SFAS 131.

7. Please tell us how you determined that each of your operating segments have similar economic characteristics as required by paragraph 17 of SFAS 131 for aggregation. In doing so, please address any apparent differences in economic characteristics and trends between each segment being aggregated. Please provide us with your key metrics used in your quantitative analysis for each of the last five fiscal years, the most recent interim periods, and each subsequent year and interim period for which you have budgeting information. Please ensure that you also show the dollar and percentage changes from period to period in your analysis. Please include detailed explanations for any apparent differences in economic characteristics and trends for a given operating segment when compared to another operating segment for a given period or over several periods. Explain why each of these differences would not be considered an indication of differences in economic characteristics between the two operating segments and your basis for concluding that each difference was only temporary. Refer to paragraphs 17 and 18 of
SFAS 131; EITF 04-10; Question 8 of the FASB Staff Implementation Guide for SFAS 131; and Topic 5 from the minutes of the November 10,
1998 meeting between the Professional Standards Group and the SEC staff.
Note G - Commitments and Contingencies, page 64

8. You state that while the outcome of such contingencies cannot be predicted with certainty, the liabilities arising from these matters will not have a material adverse effect on your financial position.
Please revise your disclosure to also clarify whether you believe lawsuits and other contingencies will have a material effect on your cash flows or operating results.

Item 9A - Controls and procedures, page 75

9. Your chief executive officer and chief financial officer concluded that your disclosure controls and procedures "were effective in timely alerting them to material information relating to the Company, including its consolidated subsidiaries, required to be included in the Company`s periodic filings with the Securities and Exchange Commission." This is an incomplete definition of disclosure controls and procedures per Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Please revise your disclosure to also clarify, if true, that your officers concluded that your disclosure controls and procedures are effective to ensure that information required to disclosed by you in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission rules and forms and that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

*    *    *    *

		Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Ernest Greene, Staff Accountant, at (202)
551-
3733, or the undersigned at (202) 551-3769, if you have questions regarding comments on the financial statements and related matters.
								Sincerely,



								Rufus Decker
      							Accounting Branch Chief

Mr. Bill W. Wheat
April 14, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE